
07005526

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010 Estimated average burden hours per response 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41354

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

E*TRADE Clearing LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 E. 57th Street
(No. and Street)

New York,	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Shane Mulron, Chief Financial Officer — (866) 789-0736 extension 1008
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - *if individual, state last, first, middle name*)

1750 Tysons Blvd.Suite 800	McLean	Virginia	22102
(Address)	(City)	(State)	(Zip Code)



SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2007
WASH, D.C.
202

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

We, Richard Taylor and Shane Mulron, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to E*TRADE Clearing LLC (the "Company"), as of December 31, 2006, are true and correct, and such financial statements and supplemental schedules will be made available promptly to all members and allied members of the New York Stock Exchange, Inc. in our organization. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature — Date: 2/26/07

Chief Executive Officer
Title



Notary Public

ABENDEGO LACHMAN
Notary Public, State of New York
No. 01LA6043899
Qualified in Queens County
Commission Expires 06/26/2010



Signature — Date: 2/15/07

Chief Financial Officer
Title



Notary Public

DARLENE ELLIS
NOTARY PUBLIC
Commonwealth of Virginia
My Commission Expires 4-30-09



Deloitte & Touche LLP
Suite 800
1750 Tysons Boulevard
McLean, VA 22102-4219
USA

Tel: +1 703 251 1000
Fax: +1 703 251 3400
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Member of E*TRADE Clearing LLC:

We have audited the accompanying statement of financial condition of E*TRADE Clearing LLC (the "Company") as of December 31, 2006, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of E*TRADE Clearing LLC at December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 28, 2007

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006
(In thousands)

ASSETS

Cash and cash equivalents	$ 339,650
Cash required to be segregated under Federal or other regulations	27,547
Receivables from brokers, dealers and clearing organizations	592,821
Receivable from customers, less allowance for doubtful accounts of $18,944	6,203,313
Receivable from non-customers	7,147
Receivables from Parent and affiliated companies	37,984
Deferred tax asset, net	8,397
Other assets	4,777
TOTAL	$ 7,221,636

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
Bank overdrafts	$ 156,377
Payables to brokers, dealers and clearing organizations	1,081,628
Payable to customers	5,190,967
Payable to non-customers	11,646
Payable to E*TRADE Securities	38,364
Payables to affiliated companies	984
Accounts payable, accrued and other liabilities	16,865
Total liabilities	6,496,831
COMMITMENTS AND CONTINGENCIES (Note 9)	
MEMBER'S EQUITY	724,805
TOTAL	$ 7,221,636

See notes to statement of financial condition.

1. **ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES**

Organization – E*TRADE Clearing LLC (the "Company"), a single member limited liability company ("LLC"), is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the New York Stock Exchange, Inc. (the "NYSE") and the NASD, Inc. (the "NASD"). The Company is a wholly owned direct subsidiary of E*TRADE Brokerage Holdings, Inc. ("E*TRADE Brokerage Holdings"), a wholly owned subsidiary of E*TRADE Financial Corporation (the "Parent").

Use of Estimates – The statement of financial condition was prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"), which require management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and related notes for the periods presented. Actual results could differ from management's estimates. Material estimates, in which management believes near-term changes could reasonably occur include the allowance for uncollectible margin loans, estimates of effective tax rates, deferred taxes and tax valuation allowances, and valuation and expensing of share-based payments.

Share-Based Payments – The Company participates in its Parent's share-based employee compensation plans, which are described more fully in Note 7. Effective July 1, 2005, the Parent and the Company early adopted SFAS No. 123(R), *Share-Based Payment*, and Staff Accounting Bulletin No. 107, *Share-Based Payment*, using the modified prospective application method to account for its share-based compensation plans. Prior to July 1, 2005, the Parent and the Company accounted for its employee stock option and awards under Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations, and accordingly, did not record compensation costs for option grants to employees if the exercise price equaled the fair market value on the grant date. Additionally, for the restricted stock awards, compensation was recorded on a straight-line basis over the vesting period of the awards with forfeitures recorded as they occurred.

Cash and Cash Equivalents – For purposes of reporting cash flows, the Company considers all highly liquid investments with original maturities of three months or less at the date of purchase, that are not required to be segregated under Federal or other regulations, to be cash equivalents.

Cash Required to be Segregated under Federal or Other Regulations – At December 31, 2006, the Company had interest-bearing cash deposits of $27,547,000 maintained in special reserve bank accounts for the benefit of customers pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.

Receivable from and Payable to Customers – Customer securities transaction are recorded on a settlement date basis. Receivable from and payable to customers include amounts due on cash and margin transactions. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected in the statement of financial condition.

Receivables from and Payables to Brokers and Dealers – Receivables from brokers and dealers include amounts receivable for securities not delivered by the Company to a purchaser by the settlement date ("fail to deliver"), deposits paid for securities borrowed, margin deposits and net receivables arising from unsettled trades. Payable to brokers and dealers include amounts payable for securities not received by the Company from a seller by the settlement date ("fail to receive"), deposits received for securities loaned and net payables arising from unsettled trades.

Deposits paid for securities borrowed and deposits received for securities loaned are recorded at the amount of cash collateral advanced or received. Deposits paid for securities borrowed transactions require the Company to deposit cash with the lender. With respect to deposits received for securities loaned, the Company receives collateral in the form of cash in an amount generally in excess of the market value of the securities loaned. Interest income and interest expense are recorded on an accrual basis. The Company monitors the market value of the securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded, as necessary.

Estimated Fair Value of Financial Instruments – The Company believes that the amounts presented for financial instruments on the statement of financial condition consisting of cash equivalents, receivables from and payables to brokers, dealers, clearing organizations, customers, non-customers, and affiliated companies and other liabilities to be reasonable estimates of fair value.

Income Taxes –The Company accounts for income taxes in accordance with SFAS No. 109, *Accounting for Income Taxes*, which prescribes the use of the asset and liability method whereby deferred tax asset or liability account balances are calculated at the statement of financial condition date using current tax laws and rates in effect. Valuation allowances are established when necessary to reduce deferred tax assets when it is more likely than not that a portion or all of the deferred tax assets will not be realized.

New Accounting Standards –Below are the new accounting pronouncements that relate to activities in which the Company is engaged.

SFAS No. 157- Fair Value Measurements

In September 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 157, *Fair Value Measurements*. This statement establishes, among other things, a framework for measuring fair value and expands disclosure requirements as they relate to fair value measurements. The statement is effective at the beginning of an entity's first fiscal year that begins after November 15, 2007 or January 1, 2008 for the Company. The Company is currently evaluating the impact this guidance will have on its financial condition, results of operations or cash flows.

SFAS No. 159- The Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*. This statement provides an option under which a company may irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. This fair value option will be available on a contract-by-contract basis with changes in fair value recognized in earnings as those changes occur. The statement is effective at the beginning of an entity's first fiscal year that begins after November 15, 2007 or January 1, 2008 for the Company. The Company is currently evaluating the impact this guidance will have on its financial condition, results of operations or cash flows.

FIN No. 48-Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement 109

In July 2006, the FASB issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement 109 ("FIN 48")* which will become effective for the Company on January 1, 2007. The cumulative effect of adopting FIN 48 will be recorded as a change to opening retained earnings in the first quarter of 2007. The interpretation prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. We have not yet completed our analysis of the impact that FIN 48 will have on the Company.

2. RECEIVABLES FROM AND PAYABLES TO BROKERS, DEALERS AND CLEARING ORGANIZATIONS

Receivables from and payables to brokers, dealers and clearing organizations consist of the following (in thousands):

Receivable:	
Deposits paid for securities borrowed	$ 448,047
Settlement and deposits with clearing organizations	63,140
Securities failed to deliver	41,120
Other	40,514
Total	$ 592,821
Payable:	
Deposits received for securities loaned	$1,012,831
Settlement with clearing organizations	16,781
Securities failed to receive	21,897
Other	30,119
Total	$1,081,628

3. RECEIVABLES FROM AND PAYABLES TO CUSTOMERS AND NON-CUSTOMERS

Receivable from customers of $6,203,313,000, net of allowance for doubtful accounts of $18,944,000, primarily represents credit extended to customers to finance their purchases of securities on margin. Receivable from non-customers of $7,147,000 primarily represents credit extended to principal officers and directors of the Company to finance their purchases of securities on margin. Securities owned by customers and non-customers collateralize the margin receivables (the value of which is not reflected in the statement of financial condition).

Payable to customers of $5,190,967,000 primarily consists of free credit balances and other customer funds pending completion of securities transactions. Interest is paid on certain customer credit balances as directed by the introducing broker-dealers. Payable to non-customers of $11,646,000 primarily consists of free credit balances and funds pending completion of securities transactions of which $11,565,000 was payable to proprietary accounts of introducing broker-dealers ("PAIB"), $13,000 was payable to executing prime brokers and $68,000 was payable to principal officers and directors of the Company. Included in the payable to PAIB is a $5,000,000 clearing deposit with E*TRADE Securities has with the Company. Interest is paid on certain non-customer credit balances as directed by the introducing broker-dealers.

4. SHORT-TERM BORROWINGS

The principal sources of financing for margin lending are credit balances in customer accounts and the Company's stock loan program. The Company also maintains financing facilities with banks totaling $575,000,000 to finance margin lending. At December 31, 2006, there were no amounts outstanding under these facilities. From January 1, 2006 to December 31, 2006, the Company utilized this facility 35 days with an average overnight borrowing of $30,160,257 at a weighted average rate of 5.32%. Included in this amount is $200,000,000 from the Bank. No amounts were drawn on this facility during 2006.

The Company has a $100,000,000 unsecured line of credit with a wholly-owned subsidiary of the Parent for working capital purposes. At December 31, 2006, there were no amounts outstanding under this line of credit. From January 1, 2006 to December 31, 2006, the Company utilized this line of credit 5 days with an average overnight borrowing of $100,000,000 at a weighted average rate of 7.45%.

On January 30, 2006, the Company obtained $175,000,000 in unsecured credit lines from third party financial institutions at a weighted average rate of 4.96%. These loans were fully repaid on February 1, 2006. Also, on May 9, 2006, the Company obtained $800,000,000 in unsecured credit lines from third party financial institutions at a weighted average rate of 5.36%. These loans were fully repaid on May 11, 2006.

5. RELATED PARTY TRANSACTIONS

The Parent provides the Company systems, telecommunication, administrative and operational supplies and support. The Company also receives administrative services and operational services, including management assistance and other support as needed such as finance, accounting, regulatory reporting, treasury, human resources, legal, compliance and marketing from a wholly owned subsidiary of E*TRADE Brokerage Holdings. The Parent also has an agreement with the Company to reimburse the Company for compensation costs incurred by the Company for certain officers.

The Parent leases office space and furniture under noncancelable operating leases through 2016. Such lease commitments are allocated by the Parent based on headcount.

The Company executes and clears trades on a fully disclosed basis for E*TRADE Securities. In addition, as compensation for its services and to cover its costs incurred, the Company retains a portion of the interest earned from E*TRADE Securities' customers. The Company collects commissions and related fees from customers of E*TRADE Securities and generally remits such amounts to E*TRADE Securities within thirty days. At December 31, 2006, the amount payable to E*TRADE Securities of $38,364,000 represents a portion of the December 2006 collections.

The Company also executes and clears trades on a fully disclosed basis for E*TRADE Capital Markets, LLC.

The Company directs customer equity security orders to a number of market-makers and market centers for execution, including E*TRADE Capital Markets, LLC and affiliated market-makers indirectly wholly owned by the Parent, for which the Company receives payments, which are passed on to introducing broker-dealers. E*TRADE Securities offers sweep products, collectively the Sweep Deposit Accounts ("SDA"), that transfer certain customer balances to E*TRADE Bank (the "Bank"), an indirectly wholly owned subsidiary of the Parent. The Bank carries these balances as customer deposits in FDIC-insured money market accounts and pays interest on these balances. The Bank also pays the Company a fee based on the average SDA balances at a negotiated rate that approximates market.

Payment and processing services are provided to the Company under agreements with the Bank.

At December 31, 2006, the Company had a receivable from the Parent and affiliates of $37,984,000 of which $26,182,000 was due from the Parent and $11,802,000 was due from affiliated companies. In addition, the Company had a payable to affiliated companies of $984,000 at December 31, 2006.

6. INCOME TAXES

Deferred income taxes are recorded when revenues and expenses are recognized in different periods for financial statement and tax return purposes. The temporary differences and the carryforwards that created the net deferred tax assets are as follows (in thousands):

Deferred tax assets:	
Capitalized research and development	$ 542
Reserves and allowances	7,259
Other	2,043
Total deferred tax assets	9,844
Deferred tax liabilities - Other	(1,447)
Net deferred tax assets	$ 8,397

At December 31, 2006, a valuation allowance against deferred tax is not considered necessary because it is more likely than not the deferred tax asset will be fully realized.

7. EMPLOYEE SHARE BASED PAYMENTS AND OTHER BENEFITS

Employee Stock Option Plans

In 2005, the Parent adopted and the shareholders approved the 2005 Stock Incentive Plan (the "2005 Plan") to replace the 1996 Stock Incentive Plan (the "1996 Plan") which provides for the grant of nonqualified or incentive stock options to officers, directors, key employees and consultants for the

purchase of newly issued shares of the Parent's common stock at a price determined by the Board of Directors of the Parent (the "Board") at the date the option is granted. Beginning in 2006, most options that were granted have a contractual term of seven years. Options are generally exercisable ratably over a four-year period from the date the option is granted and expire within ten years from the date of grant. Certain options provide for accelerated vesting upon a change in control. Exercise prices are generally equal to the fair market value of the shares on the grant date. A total of 85.4 million shares had been authorized under the 1996 Plan. Under the 2005 Plan, the remaining unissued authorized shares of the 1996 Plan, up to 42.0 million shares, were authorized for issuance. Additionally, any shares that had been awarded but remained unissued under the 1996 Plan that were subsequently canceled, would be authorized for issuance under the 2005 Plan, up to 39.0 million shares. As of December 31, 2006, 30.4 million shares were available for grant under the 2005 Plan.

The fair value of each option award is estimated on the date of grant using a Black-Scholes-Merton option pricing model that uses the assumptions noted in the table below. Expected volatility is based on a combination of historical volatility of the Parent's stock and implied volatility of publicly traded options on the Parent's stock. The expected term represents the period of time that options granted are expected to be outstanding. The expected term is estimated using employees' actual historical behavior and projected future behavior based on expected exercise patterns. The risk-free interest rate is based on the U.S. treasury zero-coupon bond where the remaining term equals the expected term. Dividend yield is zero as the Parent has not, nor does it plan to, issue dividends to its shareholders.

Expected volatility	35	%
Expected term years	4.4	
Risk-free interest rate	4	%
Dividend yield	-	

The Company's weighted-average fair value of options granted was $8.42 for 2006. Intrinsic value of options exercised were $4,642,000 for 2006.

A summary of option activity under the 2005 plan is presented below:

	Shares (in thousands)	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life	Aggregate Intrinsic Value (in thousands)

Outstanding at December 31, 2005:	11,979	$	9.43	6.52	$ 136,916
Transfers, net [1]	7	$	13.46		
Granted	1,599	$	23.80		
Exercised	(278)	$	7.60		
Canceled	(70)	$	17.86		
Outstanding at December 31, 2006	13,237	$	11.16	5.61	$ 152,812
Vested and expected to vest at December 31, 2006	11,883	$	10.66	5.55	$ 142,731
Exercisable at December 31, 2006	8,206	$	9.08	5.21	$ 110,632

[1] Transfers, net refer to the transfer of employees between subsidiaries of the Parent.

Restricted Stock Awards

A summary of non-vested restricted stock award activity is presented below:

	Shares (in thousands)	Weighted-Average Grant Date Fair Value
Non-vested at January 1, 2006:	1,831	$ 9.08
Issued	277	$ 23.77
Released	(196)	$ 11.01
Canceled	-	
Non-vested at December 31, 2006:	1,912	$ 11.01

Employee Stock Purchase Plan

The shareholders of the Parent had approved the 2002 Employee Stock Purchase Plan (the "2002 Purchase Plan"), and reserved 5,000,000 shares of common stock for sale to employees at a price no less than 85% of the lower of the fair market value of the common stock at the beginning of the one-year offering period or the end of each of the six-month purchase periods. Under SFAS No. 123(R), the 2002 Purchase Plan was considered compensatory. Effective August 1, 2005, the Parent changed the terms of its purchase plan to reduce the discount to 5% and discontinued the look-back provision. As a result, the purchase plan was not compensatory beginning August 1, 2005.

At December 31, 2006, 923,075 shares were available for purchase under the 2002 Purchase Plan.

401(k) Plan

The Parent has a 401(k) salary deferral program for eligible employees of the Company who have met certain service requirements. The Company matches certain employee contributions and grants additional contributions at its discretion.

8. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (the "Rule") under the Securities Exchange Act of 1934 administered by the SEC and the NYSE, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2006 the Company had net capital of $611,598, 000 (8.52% of aggregate debit balances) which was $468,068,000 in excess of its required net capital of $143,530,000. Under the alternative method, a broker-dealer may not repay subordinated borrowings, pay cash dividends, or make any unsecured advances or loans to its parent or employees if such payment would result in net capital of less than 5% of aggregate debit balances or less than 120% of its minimum dollar amount requirement.

9. COMMITMENTS AND CONTINGENT LIABILITIES

From time to time, the Company has been threatened with, or named as a defendant in, lawsuits, arbitrations and administrative claims. Such matters that are reported to regulators such as the SEC, the NASD or the NYSE by dissatisfied customers or others are investigated by such regulators, and may, if pursued, result in formal arbitration claims being filed against the Company by customers and/or disciplinary action being taken against the Company by regulators. Any such claims or disciplinary actions that are decided against the Company could harm the Company's business. The Company is also subject to periodic regulatory audits and inspections which could result in fines or other disciplinary actions. Unfavorable outcomes, in such matters, may result in a material impact on the Company's financial position, results of its operations or cash flows.

10. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. As customers write option contracts or sell securities short, the Company may incur losses if the customers do not fulfill their obligations and the collateral in the customers' accounts is not sufficient to fully cover losses which customers may incur from these strategies. To control this risk, the Company monitors margin levels daily, and customers are required to deposit additional collateral, or reduce positions, when necessary.

The Company loans securities temporarily to other brokers in connection with its securities lending activities. The Company receives cash as collateral for the securities loaned. Increases in security prices may cause the market value of the securities loaned to exceed the amount of cash received as collateral. In the event the counterparty to these transactions does not return the loaned securities, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by requiring credit approvals for counterparties, by monitoring the market value of securities loaned on a daily basis, and by requiring additional cash as collateral or returning collateral when necessary.

The Company borrows securities temporarily from other brokers in connection with its securities borrowing activities. The Company deposits cash as collateral for the securities borrowed. Decreases in security prices may cause the market value of the securities borrowed to fall below the amount of cash deposited as collateral. In the event the counterparty to these transactions does not return collateral, the Company may be exposed to the risk of selling the securities at prevailing market prices. The Company controls this risk by requiring credit approvals for counterparties, by monitoring the collateral values on a daily basis, and by depositing additional collateral with counterparties or receiving cash when deemed necessary.

At December 31, 2006, the Company had received collateral, primarily in connection with securities borrowed transactions and customer margin loans, with a market value of $8,913,000,000 which it can sell or repledge. Of this amount, $2,074,000,000 had been pledged or sold at December 31, 2006, in connection with securities lending transactions, deposits with clearing organizations, customer short sale transactions and customer fails to deliver transactions.

In connection with its clearing activities, the Company is obligated to settle transactions with brokers and other financial institutions even if its customers fail to meet their obligations to the Company. Customers are required to complete their transactions on settlement date, generally three business days after trade date. If customers do not fulfill their contractual obligations, the Company may incur losses. The Company has established procedures to reduce this risk by requiring that customers deposit cash and/or securities into their account prior to placing an order.

The Company may at times maintain inventories in equity securities on both a long and short basis. Whereas long inventory positions represent the Company's ownership of securities, short inventory positions represent obligations of the Company to deliver specified securities at a contracted price, which may differ from market prices prevailing at the time of completion of the transaction. Accordingly, both long and short inventory positions may result in losses or gains to the Company as market values of securities fluctuate. To mitigate the risk of losses, long and short positions are marked to market daily and are continuously monitored by the Company.

In connection with its securities clearing business, the Company performs securities execution, clearance and settlement services on behalf of other broker-dealer clients for whom it commits to settle. The Company's liability under these arrangements is not quantifiable and could exceed any cash deposit made by a client. However, management believes that the potential for the Company to be required to make unreimbursed payments under these arrangements is remote due to the contractual requirements associated with clients' activity and the regular review of clients' capital. Accordingly, no contingent liability is carried on the statement of financial condition for these transactions.

* * * * *

Deloitte.

Deloitte & Touche LLP
Suite 800
1750 Tysons Boulevard
McLean, VA 22102-4219
USA

Tel: +1 703 251 1000
Fax: +1 703 251 3400
www.deloitte.com

February 28, 2007

E*TRADE Clearing LLC
135 E. 57th Street
New York, NY 10022

In planning and performing our audit of the financial statements of E*TRADE Clearing LLC (the "Company") as of and for the year ended December 31, 2006 (on which we issued our report dated February 28, 2007), in accordance with auditing standards generally accepted in the United States and the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) (including the practices and procedures followed by the Company in making the periodic computations for proprietary accounts of introducing brokers ("PAIB")); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.
Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the management, the SEC, the National Association of Securities Dealers, Inc., the New York Stock Exchange, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

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